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                                 UNITED STATES                  SEC File Number
                       SECURITIES AND EXCHANGE COMMISSION        1-08395
                             Washington, D.C. 20549              Cusip Number


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One)     __  Form 10-K    ___  Form 20-F  __  Form 11-K    _x_ Form 10-Q      __  Form N-SAR

                __  Form N-CSR

                      For Period Ended:   May 21, 2006
                                          --------------------------------------
                      [   ]    Transition Report on Form 10-K
                      [   ]    Transition Report on Form 20-F
                      [   ]    Transition Report on Form 11-K
                      [   ]    Transition Report on Form 10-Q
                      [   ]    Transition Report on Form N-SAR
                      For the Transition Period Ended:
                                                            --------------------


READ INSTRUCTION (on back page) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE

                  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Morgan's Foods, Inc.
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Full Name of Registrant

N/A
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Former Name if Applicable

24200 Chagrin Blvd., Suite 126
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Address of Principal Executive Office (STREET AND NUMBER)

Beachwood, OH  44122
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City, State and Zip Code

PART II -- RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

         x        (a)    The reasons described in reasonable detail in Part III
         -               of this form could not be eliminated without
                         unreasonable effort or expense;
         x        (b)    The subject annual report, semi-annual report,
         -               transition report on Form 10-K, Form 20-F, Form 11-K,
                         Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

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                  (c)    The accountant's statement or other exhibit required
                         by Rule 12b-25 (c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Morgan's Foods, Inc. ("Company") is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended May 21, 2006 by the prescribed due date of July 5, 2006 without incurring unreasonable effort and expense. The Company requires additional time to complete its financial statements due to the delay in closing its books for the fiscal year ended February 26, 2006 caused by the analysis of a technical accounting issue related to the determination of the amount of its deferred tax asset valuation allowance which was identified during the fiscal 2006 closing process. This issue caused a delay in closing the Company's books for the year which subsequently caused a delay in the closing process for the quarter. The Company expects to complete its closing process and file its Quarterly Report on Form 10-Q by July 10, 2006.

PART IV -- OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

         Kenneth L. Hignett                                    216                  360-7500
         --------------------------------------------     -------------  ---------------------------------
         (Name)                                           (Area Code)    (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no identify report(s).

                   X     Yes              No
                  ----              ----

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                   X     Yes              No
                  ----              ----

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

         Results of operations for the first quarter of fiscal 2007 ended May 21, 2006 are expected to be similar to those reported for the prior fiscal year first quarter ended May 22, 2005 except primarily for the inclusion of $261 thousand of insurance proceeds in the prior year quarter. The Company expects to report sales of approximately $21.1 million for first quarter fiscal 2007 compared to sales of $20.8 million for first quarter fiscal 2006 and net income of approximately $899 thousand for first quarter fiscal 2007 compared to $1,192 thousand for first quarter fiscal 2006.


                               Morgan's Foods, Inc.
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                     (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  July 6, 2006       By:  /s/ Kenneth L. Hignett
       ------------            -------------------------------------------------
                               Name: Kenneth L. Hignett
                               Title: Senior Vice President,
                               Chief Financial Officer & Secretary

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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, placeCityWashington, StateD.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).